Mail Stop 3561

August 5, 2008

Mr. Charles Bitters
Chief Financial Officer
American Energy Production, Inc.
6073 Hwy 281 South
Mineral Wells, TX 76067

> **Re:** **American Energy Production, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 0-50436**

Dear Mr. Bitters:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief